stewart



05048100



Defining Our Future









Building Our Business

STEWART INFORMATION SERVICES CORPORATION 2004 ANNUAL REPORT

About this Report

In the following pages, Stewart explains the way we continue to refine and reengineer the way we do business. Through strengthening our partnerships, improving our processes and investing in our technology, we can better serve our customers and increase our value. *Building our future — building our business.*

Table of Contents


SEC MAIL
PROCESSING
RECEIVED
MAR 2 3 2005
WASH. D.C.
202
SECTION

ABOUT THE COMPANY

Stewart Information Services Corporation (NYSE-STC) is a technology driven, strategically competitive, real estate information and transaction management company providing title insurance and related information services through more than 7,800 policy-issuing offices and agencies in the United States and a number of international markets. Stewart delivers via e-commerce the services required for settlement by the real estate and mortgage industries. Stewart also provides post-closing lender services, automated county clerk land records, property ownership mapping, geographic information systems, property information reports, flood certificates, document preparation, background checks and expertise in tax-deferred exchanges. More information can be found at www.stewart.com.

FINANCIAL HIGHLIGHTS

	2004	2003
Per share amounts:		
Net earnings - diluted	$ 4.53	$ 6.88
Book value	38.48	34.47
Market price at December 31	41.65	40.55
Price range for the year		
High	47.60	41.45
Low	31.10	20.76
Amounts in millions:		
Revenues	$ 2,182.9	$ 2,239.0
Net earnings	82.5	123.8
Total assets	1,193.4	1,031.9
Stockholders' equity	697.3	621.4

FELLOW SHAREHOLDERS, ASSOCIATES AND CUSTOMERS

Stewart continued to refine and reengineer the way we do business – and did so with a passion. In the long run this will enable us to meet our goals of expanding revenue, increasing margins and providing the ultimate in services and products to our customers.

We are training our workforce and providing our staff the technology tools and knowledge necessary for *magnificent service* to our customers. Our Web-based transaction management system, SureClose®, is allowing us to reinvent the way in which we are doing business. It is moving us towards a paperless work environment and allows us to improve customer service by taking the closing file to the Internet. SureClose proved its mettle in many offices across Florida impacted by the devastating hurricanes this past year.

As SureClose becomes more widely used and incorporates electronic signatures and electronic courthouse filings, it will further enhance productivity, accuracy and customer satisfaction. It makes essential data available to consumers and real estate professionals 24/7. SureClose is the most widely used and distributed transaction management platform in the industry.

Our international operations now have offices in 15 foreign countries providing an array of real property-related services. Other countries of the world seek a vibrant real estate market. We intend to be an integral part of the growing world real estate economy.

We recently celebrated our 10th anniversary of being listed on the NYSE. We were recognized in September 2004 by *FORTUNE* magazine as the 31st fastest growing company in the country. Stewart is a member of the FORTUNE 1000, Russell 2000, 2500 and 3000 Value Indexes and Russell 2000, 2500 and 3000 Indexes. We also are on the S&P SmallCap 600 Index. Sandler O'Neill & Partners, L.P. included Stewart in its first-ever Premium Players Class of 2004, made up of the top 30 insurance companies that have consistently demonstrated exceptional growth and profitability and above-average performance in the past five years. Although having received all this recognition, we are intensely focused on the future and are investing to enhance shareholder value.

Financial Summary – Delivering Results and Focused on the Future

The economic landscape in 2004 differed from 2003 in many ways. One-to-four family real estate lending dipped from an all-time record nationwide in 2003 to $2.8 trillion in 2004 – a decline of 27 percent. At the same time, our product mix changed with a decline in residential refinance activity and a significant growth in higher-margin commercial transaction volume.







While continuing the distribution and training of SureClose and other new technology, we accomplished the following:

$2.2 billion in revenues	2nd best in company history
$4.53 earnings per share	3rd best in company history
$170 million in cash flow	2nd best in company history
$1.2 billion in assets	Highest in company history
$38.48 book value per share	Highest in company history, a 12% increase over last year

Strategy

Our strategy is clear – drive up book value with quality assets, make acquisitions accretive to earnings per share, grow organically, expand internationally, increase the higher-margin commercial business segment, capture a significant share of emerging market growth activity, and provide services in addition to title insurance that enhance the transaction process. We have invested in new products and technology that will improve our processes and services for years to come.

Outlook

The 2005 outlook provides us with opportunities and challenges. Our opportunities include improved workflow processes, increasing the number of higher-productivity paperless offices, further international expansion and sustained growth in the higher-margin commercial segment.

A primary challenge is the forecasted decline in one-to-four family lending activity from $2.8 trillion in 2004 to $2.3 trillion in 2005. While this would be a significant decline, it should not impact our revenues proportionately because much of the reduction is expected to be in the refinance segment, which has lower title premiums for the same policy amount. Although 2004 was an all-time record in both new and existing home sales, 2005 still has a healthy forecast for real estate markets.

Bottom line – We have an impressive array of technology tools, people, products and services enhancing the real estate transaction process.

We extend a genuine thanks to our associates, independent title agencies and customers.



Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer



Stewart Morris, Jr.
President and
Co-Chief Executive Officer

February 16, 2005



Yesterday's future is today's reality. As Stewart builds its business in a strong real estate market, investing in its future and taking advantage of technology advances and strategic growth opportunities, it defines its future as an industry leader – always keeping in view its mission to enhance the real estate transaction process.



INVESTING IN OUR TECHNOLOGY

Across the entire real estate transaction, Stewart technology improves accuracy, reduces turn-time, cuts expenses and improves customer service.

Technology helped Stewart handle nearly 25 percent more closings during the active refinance market of 2003. In 2004, technology allowed Stewart to respond to an interest rate environment where mortgage origination volumes were more than 1.5 times higher than originally predicted and refinancings still held a more-than-50-percent share of that amount.

Across the entire real estate transaction, Stewart technology improves accuracy, reduces turn-time, cuts expenses and improves customer service. At the front end, lenders order eMortgageDocs™ and other compliant mortgage documents, delivered electronically in minutes from Stewart subsidiary Online Documents Inc. Orders from lenders and real estate professionals flow into production systems in Stewart Title offices via electronic commerce (e-commerce or EC) solutions. These solutions include Stewart Order Entry and StewartTrak™, in addition to loan origination systems and exchanges such as RealEC® and Emergis Inc. The EC Gateway tool delivers the order to the AIM® title production and the SureClose transaction management systems. SureClose allows 24/7 secure online access to the transaction file by all the parties – sellers, buyers, refinance customers, real estate agents and brokers, builders, lenders, settlement service providers and the title office.

To take advantage of the latest technology at a decreased cost, the AIM title production system may be located on a Web-based application service provider (ASP). TitleLogix® – the title industry's first ASP – and the TitleWorkPlace ASP host, manage and deliver production tools and services, offering information technology (IT) infrastructure, software, system upgrades, data backup, on-site support and virus protection on a monthly subscription basis. Within the title search process, a Stewart agency may use TitleSearch® with Advanced Search Analysis, an artificial intelligence product of Stewart subsidiary Ultima Corp. that automatically analyzes chain-of-title information. At the end of the closing process, the AIM system can extract specific data, using EC Gateway to do electronic recording in county clerk and recorder offices.

Three significant technology advances promise additional operational efficiency in the real estate transaction. Stewart's eClosingRoom™, the first electronic closing platform that is fully integrated with an existing online transaction management system (SureClose), was launched in October 2004, at the Mortgage Bankers Association's Annual Convention & Expo. The eClosingRoom allows buyers and sellers to review and sign many of their loan and other documents electronically, prior to the actual closing meeting.

In addition, AIM+, a new generation of AIM products based on .NET architecture, will begin beta testing in 2005. AIM+ will offer user-friendly features for improved order entry, document preparation, integration with SureClose and electronic policy reporting. Finally, Stewart's REI Portal, www.propertyinfo.com, will offer complete property information through a single Web address.



Stewart, Silanis Technology and the National Notary Association (NNA) incorporated the NNA Enjoa® signing tablet into Stewart's eClosingRoom, providing an essential component for paperless closings. Top to bottom: Silanis Co-Founder and President Tommy Petrogiannis, Stewart e-Commerce Director Darren Ross and NNA Director of eNotarization Richard J. Hansberger.

Stewart Title of Vail is "paperless," taking orde online or entering them into SureClose, which integrated with the AIM title production syste SureClose offers secure online access to the transaction file and offers the option of electronic or paper documents at closing.



IMPROVING OUR PROCESSES

Online transaction management (SureClose), electronic policy reporting, and bundling of products and services needed to close a mortgage loan are three process improvements enhancing Stewart's sales and customer service.



"It's a huge timesaver for agents, consumers and Stewart," said American Home Title & Escrow President Patrick Rice, pictured with Lisa Marin (center) and Denise Blackburn. The Colorado company uses Policy Register to reduce file storage costs and make it easy to find copies of policies.

Griffin Wayne of Stewart's Major Accounts Division in Anaheim, California, won Impac Lending Group's flood zone determination business by "providing a value-added product to their customers." Impac's Operations Manager Joanne Kesler directs integration via GATORS® to add valuation and title services to the bundle of products.

Stewart Title of Washington's Cindy Henken (left) talked with Western States Mortgage President Steve Lusa about additional bundled services. The company – already a successful SureClose user – worked with Region Order Center Manager Teresa Spears and now exclusively uses Stewart's flood zone determination product.



Taking a real estate transaction from opening the title order, through the title search, examination and document preparation to settlement or closing, is a complex process. Stewart utilizes process flows to determine where and how to improve the transaction through the use of technology. SureClose continues to have a profound effect on title office operations, allowing offices to convert thick, paper files to online, electronic files. Going "paperless" reduces printing, delivery and storage costs, and ensures that documents are not lost or misplaced. It allows multiple parties to work on a file at the same time, and enhances communication within the title office and with customers.

After the closing, the title office sends copies of the title insurance policy and the company's policy register to the underwriter. With electronic policy reporting, this information is sent to Stewart via the Internet using tools such as Stewart Policy Exchange, PRISM™ or the integrated Policy Register system. Electronic reporting enhances revenue collection for the underwriter, reduces the manual process to get policy data into the system and saves offices the cost of mailing paper policies. The next release of AIM for Windows® integrates the Policy Register tool and makes the entire policy production a paperless process.

A new focus on the "bundling" of products and services needed to close a mortgage loan was motivated by the marketplace's demand for a simpler closing fee structure and in response to the 2002 HUD proposal to permit the sale of guaranteed-price packages of mortgage-related services. Stewart's title offices work with Stewart Mortgage Information and the Stewart Region Order Centers to package flood zone determinations, credit reports and valuation services with traditional title, escrow and closing services for lenders and real estate professionals. With its new bundling focus, Stewart has found success in selling additional products to existing customers and offering a new product mix to win new customers.



STRENGTHENING OUR PARTNERSHIPS

Partnering with customers to offer our products and services allows Stewart to broaden its sales reach across national markets.

In the lending world, the focus is on "bundling" products and services needed to close a mortgage loan. In the residential real estate world, the focus is on "one-stop shopping." With all services a buyer needs to purchase a home – brokerage, mortgage, title and escrow, property and casualty insurance – under one roof, the real estate broker can more easily stay in the center of the transaction and offer a better customer experience.

In 2002, Stewart signed a strategic alliance with GMAC Home Services to offer title insurance, escrow and closing services to customers of the more than 1,300 GMAC Real Estate company-owned and franchised offices in the United States and Canada. Stewart has helped GMAC Real Estate accomplish its vision to provide "Premier Service®" to its customers utilizing a mix of affiliated business arrangements (AfBAs), the SureClose transaction management system and traditional service offerings through local Stewart offices. AfBAs bring revenue to Stewart in markets where it did not have business. As an ancillary service, an AfBA allows the broker more control over customer service. In 2004, GMAC Home Services expanded its relationship with Stewart. GMAC Global Relocation Services Inc., a leader in global corporate relocation and assignment management services, selected Stewart Relocation Services as one of its primary suppliers of title, escrow and closing services to its relocation clients and customers.

According to the *2004 National Association of Realtors® Profile of Home Buyers and Sellers*, 74 percent of all buyers used the Internet to search for a home, and 84 percent of those surveyed said they found online photos and detailed property information to be very useful in their search. Online property listings now feature slide tours, virtual tours and even aerial photos. eNeighborhoods™ Inc., a premier compiler of home and neighborhood information, has incorporated aerial photos from Stewart subsidiary GlobeXplorer® into its tools that educate buyers about listed properties and help real estate professionals make better sales presentations. Rapattoni Corp. integrates GlobeXplorer photography with its Multiple Listing System (MLS), allowing users to search for a property and view an aerial photo of a neighborhood, just as they would view a street map. Through partnerships with real estate, business intelligence, insurance analysis and other companies offering geographic and mapping services, GlobeXplorer provides the industry's highest-resolution and best-quality aerial and satellite photos – with a database of images containing approximately 500 terabytes of data.



"[illegible] two companies share many of the same core values [illegible] delivering an unsurpassed customer experience [illegible] time we have the opportunity to serve," said GMAC Home Services President and CEO John B. Bearden (right), [illegible] with Corporate Development Senior Vice President [illegible] Gregory.



"SureClose streamlines home sale transactions and makes communication easier," said Anne Rosenberg (center), Client Care Manager, and David Raesz (left), with the Raesz Team at Keller Williams® Realty in Austin, Texas. As she coordinates with affiliate Gracy Title's Wanda Frederick, there are "no questions as to what's going on in the process."

SERVING OUR CUSTOMERS

Innovation is key to Stewart serving its various customer segments: homebuyers, home sellers, real estate agents and brokers, affiliate title offices and independent agencies.



Mortgage interest rates remained relatively low in 2004, keeping homebuyers in the market and refinancings at a higher level than previously predicted. Buyers continued to use the Internet to search for a home, with Web usage rising from only 2 percent of buyers in 1995 to 71 percent in 2003 to 74 percent in 2004. However, buyers looking for instant response and easy access to information throughout the real estate transaction have been disappointed – until the advent of online transaction management systems. With Stewart taking a leadership role in pushing the SureClose transaction management system to its affiliate offices nationwide, buyers and sellers using Stewart Title now have 24/7 access to all the details of their transaction via a secure Web site. At the same time, Stewart's real estate agent and broker customers are realizing the benefits of SureClose: eliminating time-consuming status tracking, reducing time delays, eliminating phone tag between multiple parties, ending miscommunication, and reducing courier and overnight mail expenses.

Real estate agents and brokers are being pushed to use the Internet as well as other electronic and computer-based tools to provide better service to their buyers and sellers. To help real estate professionals become more productive and more profitable, Stewart sponsors and manages the Technology Learning Center (TLC) at the annual National Association of Realtors® Conference & Expo, which drew an attendance of more than 25,000 in 2004. The TLC provides hands-on, realty-specific instruction on Blackberry™- and Palm™-based handheld devices, tablet PCs, digital photography, online virtual tour creation, transaction management, client and time management software, and various Microsoft® applications used in developing sales presentations and marketing materials.

While technology tools may help in marketing, the crucial factor in attracting the newest homebuying segment – minority and immigrant families – is at the same time the simplest and the most difficult: language. Communicating in the appropriate language and with readily-understood information is key to serving these "emerging markets," which include Hispanic, Asian and African-American consumers, with rates of homeownership far below the national average of 69 percent. Just like the consumer products industry, the

For the sixth consecutive year, Stewart was the Exclusive Program Sponsor and managed the Technology Learning Center at the annual National Association of Realtors® Conference & Expo. Helping Realtors® incorporate technology into their business practices, the 75 realty-focused, hands-on classes drew an attendance of 5,849.

Although Hurricane Charley hit affiliate Executive Title head-on, associates had full access to critical business information because all applications and SureClose transaction files were secured on TitleLogix in Houston. "We basically had no downtime serving our customers," said Gina Noonan (left) and Kimberly Midgett.



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Region E Chief Technology Officer Jeff Dalton and Landata Inc. of California President Phyllis Ellington are implementing TitleLogix in West Coast Stewart offices because the tested platform helps them decrease costs, streamlines support and training, and enables a more customer-focused experience.





mortgage and real estate industries have realized the buying power of minority and immigrant groups is large – and growing. Minorities will account for nearly two-thirds of the growth in the number of U.S. households over the next decade and one-third of the total population by 2010. Immigrants will account for nearly one-fifth of total household growth by 2010. With minority homeownership rates as many as 26 percentage points lower than those of non-Hispanic whites, it's easy to see that bridging that gap is essential to sustaining the nation's housing market over the long term.

Stewart named José Menéndez, a former San Antonio city councilman and current member of the Texas House of Representatives, as its national director for emerging domestic real estate markets. Together with Stewart's Emerging Markets Advisory Council, Menéndez is seeking strategic relationships and business partnerships with trade associations, Fannie Mae, Freddie Mac, lenders and real estate brokers to improve homeownership with traditionally underserved buyer segments. Menéndez and the council are also working nationwide to help Stewart offices develop new business opportunities in these customer segments. Measures such as hiring bilingual personnel, using dual-language title insurance policies and using Stewart marketing materials translated into several languages will bring Stewart additional business as buyers feel more comfortable with the real estate transaction process.

Both Stewart Title offices and independent agencies also turn to Stewart as customers for technology products such as AIM for Windows and SureClose. These tools can be found on Stewart's Houston-based TitleLogix and Nashville-based TitleWorkPlace ASPs. With a Web-based ASP, title agencies can outsource their information technology needs such as title production, accounting, and title plant and document imaging on a monthly subscription basis. Backed by dedicated on-site support and infrastructure, TitleLogix provided title agents with 99.8 percent total availability in 2004. It also delivered on the promise of being a business resumption tool. In the midst of several hurricanes and faced with disastrous damage and power outages, Stewart offices in Florida using TitleLogix could utilize the applications they needed wherever they had Internet access. They distributed work to other branches or to associates' homes so closings were not delayed.



Stewart's Emerging Markets Advisory Council helps develop new business opportunities. Left to right, Walt Duran, Ginny Abiassi, Orlando Lucero, National Director José Menéndez, Sandy Seekins, John Holt, Jose Marinay, Rev. Larry S. Bullock, (stairs) Xylina Diaz, Matthew Morris and Bobby Armes.



INCREASING OUR VALUE

A strategic major-market acquisition, Title Associates of New York is the pre-eminent commercial title agency in the crucial Manhattan market. Founded in 1987 by principals Jeff Gurren (left) and Tom Vinci, the company operates as a division of Stewart Title Insurance Company.



There's a world of difference between closing on a home and closing a large commercial transaction. Commercial real estate focuses on office, multifamily, industrial, retail, institutional, mixed-use and hotel/resort properties, in addition to vacant land and subdivision development projects. But just as residential title and escrow business is developed through customer relationships based on service and skill, so is commercial title and escrow business. Stewart has increased its revenue in the higher-margin commercial segment by focusing on three basics. It strategically targets customers in industry segments where Stewart has particular expertise. It builds the infrastructure of people and technology by which the business is generated and fulfilled. Finally, Stewart counts on the incredible depth and knowledge of its senior underwriting staff to resolve the complicated issues arising during the lengthy transaction process. With a wealth of talent in its local affiliate offices and National Title Services division, Stewart also can count on the support of its vast agency network to underwrite and close commercial deals.

Internationally, Stewart pushed out on several fronts in 2004. It formed a new Land Projects Division, armed with a new e-government technology tool to enhance its existing governmental consulting practice. *Landfolio*™ includes modules to improve and manage the three components of land information management – land registry, cadastral mapping and property taxation. It can act as a fully-integrated system or with any module as a stand-alone application. The Organization of American States (OAS) chose Stewart to implement a best practices model for municipal land records management and real property tax revenue improvement in Latin America and the Caribbean. Stewart will use *landfolio* for the pilot project in Antigua, West Indies. Stewart also opened offices in Turkey and Scotland and issued the first commercial title guaranty in the Slovak Republic. Stewart Title Latin America hosted the STAR (Stewart Title Attorney Referral) Network Conference, bringing attorneys from the United States, Latin America and the Caribbean to Houston to discuss real estate issues.

2004 Financials

Forward-Looking Statements

All statements included in this report, other than statements of historical facts, addressing activities, events or developments that we expect or anticipate will or may occur in the future, are forward-looking statements. Such forward-looking statements are subject to risks and uncertainties including, among other things, changes in mortgage interest rates, employment levels, actions of competitors, changes in real estate markets, general economic conditions, legislation (primarily legislation relating to title insurance) and other risks and uncertainties discussed in our filings with the Securities and Exchange Commission.

Selected Financial Data

(Ten year summary)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
In millions of dollars										
Total revenues	**2,182.9**	2,239.0	1,777.9	1,271.6	935.5	1,071.3	968.8	708.9	656.0	534.6
Title segment:										
Operating revenues	**2,088.3**	2,138.2	1,683.1	1,187.5	865.6	993.7	899.7	657.3	609.4	496.0
Investment income	**22.5**	19.8	20.7	19.9	19.1	18.2	18.5	15.9	14.5	13.6
Investment gains	**3.1**	2.3	3.0	.4	0	.3	.2	.4	.1	1.0
Total revenues	**2,114.0**	2,160.3	1,706.8	1,207.8	884.7	1,012.2	918.4	673.6	624.0	510.6
Pretax earnings	**130.0**	187.4	145.1	75.3	5.8	43.6	73.2	29.2	22.5	10.8
REI segment:										
Revenues	**68.9**	78.7	71.1	63.8	50.8	59.0	50.4	35.3	32.0	24.0
Pretax earnings (losses)	**3.2**	12.1	8.8	5.3	(4.7)	3.0	3.1	(5.5)	.4	(.1)
Title loss provisions	**100.8**	94.8	75.9	51.5	39.0	44.2	39.2	29.8	33.8	29.6
% of title operating revenues	**4.8**	4.4	4.5	4.3	4.5	4.4	4.4	4.5	5.6	6.0
Goodwill expense	**–**	–	–	3.0	1.8	1.7	1.2	1.0	.9	.6
Net earnings	**82.5**	123.8	94.5	48.7	.6	28.4	47.0	15.3	14.4	7.0
Cash flow from operations	**170.4**	190.1	162.6	108.2	31.9	57.9	86.5	36.0	38.3	20.6
Total assets	**1,193.4**	1,031.9	844.0	677.9	563.4	535.7	498.5	417.7	383.4	351.4
Long-term debt	**39.9**	17.3	7.4	7.0	15.4	6.0	8.9	11.4	7.9	7.3
Stockholders' equity	**679.3**	621.4	493.6	394.5	295.1	284.9	260.4	209.5	191.0	174.9
Per share data [1]										
Average shares – diluted (in millions)	**18.2**	18.0	17.8	16.3	15.0	14.6	14.2	13.8	13.5	12.7
Net earnings – basic	**4.56**	6.93	5.33	3.01	.04	1.96	3.37	1.12	1.08	.56
Net earnings – diluted	**4.53**	6.88	5.30	2.98	.04	1.95	3.32	1.11	1.07	.55
Cash dividends	**.46**	.46	–	–	–	.16	.14	.13	.12	.11
Stockholders' equity	**38.48**	34.47	27.84	22.16	19.61	19.39	18.43	15.17	14.17	13.68
Market price:										
High	**47.60**	41.45	22.50	22.25	22.31	31.38	33.88	14.63	11.32	11.25
Low	**31.10**	20.76	15.05	15.80	12.25	10.25	14.25	9.38	9.82	7.57
Year end	**41.65**	40.55	21.39	19.75	22.19	13.31	29.00	14.50	10.38	10.75

[1] Restated for a two-for-one stock split in May 1999, effected as a stock dividend.

MANAGEMENT'S OVERVIEW. We reported net earnings of $82.5 million for the year ended December 31, 2004, compared with net earnings of $123.8 million for the same period in 2003. On a diluted per share basis, net earnings were $4.53 for the year 2004, compared with net earnings of $6.88 per diluted share for the year 2003. Revenues for the year decreased 2.5% to $2,182.9 million from $2,239.0 million last year.

Operating profit margins decreased year-over-year primarily due to the fixed nature of most of our operating costs. Margins were also reduced due to our investments in growth, technology and new services. Excluding title agency retentions, employee costs are the largest component of Stewart's operating costs. Consistent with our strategy of balancing employee costs with our business volume over the long term, employee costs and order counts are continually monitored. We work to balance staffing with customer service needs using scalable technology to allow for continued growth. Also, we continue to emphasize growing our higher-margin commercial business, executing accretive acquisitions and expanding internationally. Stewart believes these strategies will position it for future growth, diversification and strength.

CRITICAL ACCOUNTING ESTIMATES. Actual results can differ from the accounting estimates we report. However, we believe there is no material risk of a change in our estimates that is likely to have a material impact on our reported financial condition or operating performance for the three years ended December 31, 2004.

Title loss reserves. Our most critical accounting estimate is providing for title loss reserves. Our liability for estimated title losses comprises both known claims and claims expected to be reported in the future. The amount of the reserve represents the aggregate future payments, net of recoveries, that we expect to incur on policy and escrow losses and in costs to settle claims.

We base our estimates on reported claims, historical loss experience, title industry averages and the current legal and economic environment. In making estimates, we use moving-average ratios of recent actual policy loss payment experience, net of recoveries, to premium revenues. Provisions for title losses, as a percentage of title operating revenues, were 4.8% and 4.4% for the years ended December 31, 2004 and 2003, respectively. A change of 0.1% in this percentage would have changed the provision for title losses and pretax earnings by approximately $2.1 million for the year ended December 31, 2004.

Estimating future loss payments is difficult and our assumptions are subject to the risk of change. Claims, by their very nature, are complex and involve uncertainties as to the dollar amount and timing of individual payments. Claims are often paid up to 20 years or more after the policy is issued.

We have consistently followed the same basic method of estimating loss payments for more than ten years. Third-party consulting actuaries have reviewed and found our title loss reserves to be adequate at each year end for more than nine years.

Goodwill and other long-lived assets. Based on events that may indicate impairment of title plants and other long-lived assets, and our annual June 30th evaluation of goodwill, we estimate and expense any loss in value to our current operations. The process of determining impairment relies on projections of future cash flows, operating results and market conditions. Uncertainties exist in these projections and bear the risk of change related to factors such as interest rates and overall real estate markets. Actual market conditions and operating results may vary materially from our projections. There were no impairment write-offs of goodwill during the years ended December 31, 2004 and 2002. During 2003, $1,955,000 of goodwill attributed to a subsidiary held for sale was written off and is included in other operating expenses in the consolidated financial statements. We use third-party appraisers to assist us in determining the fair value of our reporting units and assessing whether an impairment of goodwill exists.

Policy-issuing agency revenues. We recognize premium revenues on title insurance policies written by independent agencies when the policies are reported to us. In addition, because of the time lag between the closing of an insured real estate transaction and the time the policy is reported to us, we also accrue for unreported policies (policies issued prior to period end, but not reported to the underwriter until after period end) where reasonable estimates can be made. We believe that reasonable estimates can be made when recent and consistent policy issuance information is available. Our estimates are based on historical reporting patterns and other information about our agencies. We also use current trends in our direct operations and in the title industry. In this accrual, we are not estimating future transactions. We are estimating policies that have already been issued but not yet received by us. We have consistently followed the same basic method of estimating unreported policies for more than ten years.

WHAT WE DO. Our primary business is title insurance and settlement-related services. We close transactions and issue title policies on homes, commercial properties and other real property located in all 50 states, the District of Columbia and a number of foreign countries through more than 7,800 policy-issuing offices and agencies. We also sell electronically delivered real estate services and information, as well as mapping products and geographic information systems, to domestic and foreign governments and private entities. Our current levels of non-USA operations are immaterial with respect to our consolidated financial results.

Our business has two main segments: title insurance-related services and real estate information (REI). These segments are closely related due to the nature of their operations and common customers.

FACTORS AFFECTING REVENUES. The principal factors that contribute to increases in our operating revenues for our title and REI segments include:

- declining mortgage interest rates, which usually increase home sales and refinancing transactions;
- rising home prices;
- higher premium rates;
- number of households;
- increased market share;
- opening of new offices and acquisitions; and
- a higher ratio of commercial transactions that, although fewer in number, typically yield higher premiums.

These factors may override the seasonal nature of the title business.

RESULTS OF OPERATIONS

A comparison of the results of operations of the Company for 2004 with 2003 and 2003 with 2002 follows. Factors contributing to fluctuations in results of operations are presented in their order of monetary significance. We have quantified, when necessary, significant changes.

OPERATING ENVIRONMENT. A table of selected published industry residential data for the years ended December 31, 2004, 2003 and 2002 follows. (The amounts shown for 2004 are preliminary and subject to revision.) The amounts below may not relate directly to or provide accurate data for forecasting our operating revenues or order counts.

	2004	2003	2002
Mortgage rates (30-year, fixed rate) – %			
Average for the year	**5.84**	5.82	6.54
First quarter	**5.61**	5.84	6.97
Second quarter	**6.13**	5.51	6.82
Third quarter	**5.90**	6.01	6.29
Fourth quarter	**5.73**	5.92	6.08
Mortgage originations – in $ billions	**2,812**	3,832	2,614
Refinancings share – %	**51.3**	69.1	58.8
New home sales – in thousands	**1,183**	1,086	973
Existing home sales – in thousands	**6,675**	6,100	5,567

As shown above, interest rates declined for five consecutive quarters, beginning in the second quarter of 2002 through the second quarter of 2003. Then, rates increased significantly by 50 basis points to 6.01%. Mortgage originations fell to lower levels beginning in the fourth quarter of 2003, primarily because refinancing transactions fell dramatically. Sales of new and existing homes continued an upward trend.

The Company's order levels also began to decline in the third quarter of 2003, largely because of the increase in interest rates. They remained below prior year levels through August 2004. For the rest of 2004, orders exceeded the number of orders received in 2003. Some of this increase was due to acquisitions. Our order counts follow (in thousands):

	2004	2003	2002
First quarter	**223**	263	171
Second quarter	**222**	315	174
Third quarter	**204**	238	249
Fourth quarter	**191**	171	239
	840	987	833

Most industry experts project mortgage interest rates to rise slightly in 2005. Due to the large number of refinancings completed in 2003 and 2004, significantly fewer refinancing transactions are being forecast for 2005.

TITLE REVENUES. Our revenues from direct operations decreased 0.9% in 2004 and increased 29.2% in 2003. Acquisitions added revenues of $49.6 million and $48.8 million in 2004 and 2003, respectively. The number of direct closings we handled decreased 20.8% in 2004 and increased 24.1% in 2003. The largest revenue decreases in 2004 were in Texas, Colorado and Illinois, offset by increases in New York, Canada, California and Puerto Rico. The largest increases in 2003 were in California, Texas, Canada and Washington. Direct closings relate only to files closed by our underwriters and subsidiaries and do not include closings by independent agencies.

The average revenue per closing increased 20.0% in 2004 due to a lower ratio of refinancings closed by our direct operations compared to the prior year. The average revenue per closing increased 4.3% in 2003. Title insurance premiums on refinancings are typically less than on property sales. The increase in average revenue per closing was also due to an increased proportion of commercial transactions and rising home prices.

Premium revenues from independent agencies decreased 3.4% in 2004 and increased 25.6% in 2003. The decrease in 2004 was primarily due to a decrease in refinancing transactions offset somewhat by an increase in property sales. We are unable to quantify the relative contributions from refinancings and property sales because, in most jurisdictions, our independent agencies are not required to report this information. Our statements on sales and refinancings are based on published industry data from sources such as the Mortgage Bankers Association, the National Association of Realtors®, Fannie Mae and Freddie Mac. We also use information from our direct operations.

The largest decreases in 2004 in premium revenues from independent agencies were primarily in California, Utah, New York and Michigan, offset partially by increases in Virginia, Florida and Pennsylvania. The increases in 2003 were primarily due to the increases in both refinancings and property sales. The largest increases in 2003 were in California, New York and Florida.

The Texas Department of Insurance reduced title insurance premium rates by 6.5% effective July 1, 2004. The impact on our consolidated financial position or results of operations of this rate decrease was immaterial.

TITLE REVENUES BY STATE. The approximate amounts and percentages of consolidated title operating revenues for the last three years were as follows:

	Amounts ($ millions)			Percentages		
	2004	2003	2002	2004	2003	2002
California	**353**	414	305	**17**	19	18
Texas	**269**	264	234	**13**	12	14
Florida	**175**	159	119	**8**	7	7
New York	**154**	147	109	**7**	7	6
All others	**1,137**	1,154	916	**55**	55	55
	2,088	2,138	1,683	**100**	100	100

REI REVENUES. Real estate information revenues were $68.9 million in 2004, $78.7 million in 2003 and $71.1 million in 2002. The decrease in 2004 resulted primarily from a lesser amount of post-closing services and electronic mortgage documents resulting from a reduction in the volume of real estate transactions, offset somewhat by an increase in Section 1031 property exchange services. The increase in 2003 resulted primarily from providing a greater number of post-closing services, electronic mortgage documents and Section 1031 property exchange services resulting from the large volume of real estate transactions.

INVESTMENTS. Investment income increased 13.7% in 2004 because of increases in average balances invested, partially offset by lower yields. Investment income decreased 4.3% in 2003 because of lower yields, partially offset by increases in average balances invested. Certain investment gains in 2004, 2003 and 2002 were realized as part of the ongoing management of the investment portfolio for the purpose of improving performance.

AGENCY RETENTION. The amounts retained by agencies, as a percentage of revenues from agency operations, were 81.7%, 82.0% and 81.9% in the years 2004, 2003 and 2002, respectively. Amounts retained by title agencies are based on agreements between agencies and our title underwriters. The percentage that amounts retained by agencies bears to agency revenues may vary from year to year because of the geographical mix of agency operations and the volume of title revenues.

SELECTED COST RATIOS (BY SEGMENT). The following table shows employee costs and other operating expenses as a percentage of related title and real estate information operating revenues for the last three years.

	Employee costs (%)			Other operating (%)		
	2004	2003	2002	**2004**	2003	2002
Title	**26.1**	24.7	24.5	**14.6**	13.4	13.7
REI	**65.3**	56.9	57.0	**28.6**	27.2	26.8

These two categories of expenses are discussed below in terms of year-to-year monetary changes.

EMPLOYEE COSTS. Employee costs for the combined business segments increased 3.1% in 2004 and 26.5% in 2003. The number of persons we employed at December 31, 2004, 2003 and 2002 was approximately 9,000, 8,200 and 7,800, respectively. The increase in staff in 2004 was primarily due to 512 employees, and $28.2 million in employee costs, from acquisitions. The increase in staff in 2003 was primarily due to increased title and REI volume and acquisitions.

In our REI segment, employee costs remained flat in 2004 but increased in 2003 primarily because we provided more post-closing services to lenders. These services are considerably more labor intensive than other REI services.

OTHER OPERATING EXPENSES. Other operating expenses for the combined business segments increased 5.7% in 2004 and 23.5% in 2003. The increase in other operating expenses in 2004 was primarily from acquisitions and new offices, which contributed approximately $12.5 million of the increase. Other 2004 increases were in litigation costs of $4.7 million, rent and technology costs. The increases were partially offset by decreases in certain REI expenses in response to volume decreases, supplies expense and attorney fees. The increase in other operating expenses in 2003 was primarily due to acquisitions and new offices, search fees, premium taxes and business promotion.

Other operating expenses also includes title plant expenses. Most of our operating expenses follow, to varying degrees, the changes in transaction volume and revenues.

Our employee costs and certain other operating expenses are sensitive to inflation. To the extent inflation causes increases in the prices of homes and other real estate, premium revenues also increase. Premiums are determined in part by the insured values of the transactions we handle.

TITLE LOSSES. Provisions for title losses, as a percentage of title operating revenues, were 4.8%, 4.4% and 4.5% in 2004, 2003 and 2002, respectively. An increase in loss payment experience for prior policy years resulted in an increase in our loss ratio in 2004.

INCOME TAXES. The provisions for federal, state and foreign income taxes represented effective tax rates of 38.1%, 38.0% and 38.6% in 2004, 2003 and 2002, respectively.

CONTRACTUAL OBLIGATIONS. Our material contractual obligations at December 31, 2004 were:

	Payments due by period ($ millions)				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Notes payable	10.1	10.1	9.2	20.5	49.9
Operating leases	45.2	66.5	39.0	56.0	206.7
	55.3	76.6	48.2	76.5	256.6
Estimated title losses					300.7
					557.3

Material contractual obligations consist mainly of notes payable, operating leases and title losses. All operating leases are for office space and expire over the next 12 years. Future loss reserve payments are shown in total because we cannot accurately estimate the time period in which losses may be paid because claims, by their nature, are complex and incurred and paid over long periods of time. Loss reserves represent a total estimate only, whereas the other contractual obligations are determinable as to timing and amounts. Title losses paid were $68.4 million, $58.0 million and $48.4 million in 2004, 2003 and 2002, respectively.

LIQUIDITY AND CAPITAL RESOURCES. Cash provided by operations was $170.4 million, $190.1 million and $162.6 million in 2004, 2003 and 2002, respectively. Cash flow from operations has been the primary source of financing for additions to property and equipment, expanding operations, dividends to stockholders and other requirements. This source may be supplemented by bank borrowings.

The most significant non-operating sources of cash were from proceeds of investments matured and sold in the amount of $405.7 million, $264.3 million and $163.7 million in 2004, 2003 and 2002, respectively. We used cash for the purchases of investments in the amount of $470.8 million, $416.3 million and $197.7 million in 2004, 2003 and 2002, respectively.

A substantial majority of our consolidated cash and investments at December 31, 2004 was held by Stewart Title Guaranty Company (Guaranty) and its subsidiaries. The use and investment of these funds, dividends to the Company and cash transfers between Guaranty and its subsidiaries and the Company are subject to certain legal restrictions. See Notes 2 and 3 to the consolidated financial statements.

Our liquidity at December 31, 2004, excluding Guaranty and its subsidiaries, was comprised of cash and investments aggregating $30.6 million and short-term liabilities of $2.3 million. We know of no commitments or uncertainties that are likely to materially affect our ability to fund cash needs. See Note 17 to the consolidated financial statements.

Our loss reserves are fully funded, segregated and invested in high-quality securities and short-term investments. This is required by the insurance regulators of the states in which our underwriters are domiciled. At December 31, 2004, these investments aggregated $417.2 million and our estimated title loss reserves were $300.7 million.

Historically, our operating cash flow has been sufficient to pay all title policy losses incurred. As reported in Note 4, the market value of our debt securities maturing in less than one year was $25.6 million at December 31, 2004. Combined with our annual cash flow from operations ($170.4 million in 2004), we do not expect future loss payments to create a liquidity problem for us. Beyond providing funds for losses, we manage the maturities of our investment portfolio to provide safety of capital, improve earnings and mitigate interest rate risks.

Acquisitions during 2004, 2003 and 2002 resulted in additions to goodwill of $45.6 million, $13.7 million and $11.7 million, respectively.

We consider our capital resources to be adequate. We expect external capital resources would be available, if needed, because of our low debt-to-equity ratio, in which long-term debt is $39.9 million and stockholders' equity is $697.3 million at December 31, 2004. We are not aware of any trends, either favorable or unfavorable, that would materially affect notes payable or stockholders' equity. We do not expect any material changes in the cost of such resources. Significant acquisitions in the future could materially affect the notes payable or stockholders' equity balances.

OFF-BALANCE SHEET ARRANGEMENTS. We do not have any material source of liquidity or financing that involves off-balance sheet arrangements.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF STEWART INFORMATION SERVICES CORPORATION

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.*

Based on our assessment, management believes that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on our assessment of the Company's internal control over financial reporting.

Malcolm S. Morris
Co-Chief Executive Officer and
Chairman of the Board of Directors

Stewart Morris, Jr.
Co-Chief Executive Officer,
President and Director

Max Crisp
Executive Vice President and
Chief Financial Officer, Secretary-Treasurer,
Director and Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Stewart Information Services Corporation

We have audited management's assessment, included in the accompanying Sarbanes-Oxley Section 404 Management Report, that Stewart Information Services Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Stewart Information Services Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Stewart Information Services Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Stewart Information Services Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Stewart Information Services Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, retained earnings and comprehensive earnings and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 10, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Houston, Texas
March 10, 2005

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
STEWART INFORMATION SERVICES CORPORATION

We have audited the consolidated balance sheets of Stewart Information Services Corporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of earnings, retained earnings and comprehensive earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stewart Information Services Corporation and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangibles in 2002.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Stewart Information Services Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Houston, Texas
March 10, 2005

Consolidated Statements of Earnings, Retained Earnings and Comprehensive Earnings

Years ended December 31	2004	2003	2002
		($000 Omitted)	
Revenues			
Title insurance:			
Direct operations	**880,697**	888,454	687,724
Agency operations	**1,207,642**	1,249,800	995,283
Real estate information services	**68,907**	78,666	71,119
Investment income	**22,514**	19,800	20,694
Investment gains – net	**3,099**	2,310	3,032
	2,182,859	2,239,030	1,777,852
Expenses			
Amounts retained by agencies	**987,024**	1,024,282	814,651
Employee costs	**591,092**	573,486	453,304
Other operating expenses	**324,897**	307,509	249,069
Title losses and related claims	**100,841**	94,827	75,920
Depreciation and amortization	**31,025**	25,240	21,383
Interest	**1,248**	721	725
Minority interests	**13,518**	13,462	8,940
	2,049,645	2,039,527	1,623,992
Earnings before taxes	**133,214**	199,503	153,860
Income taxes	**50,696**	75,748	59,380
Net earnings	**82,518**	123,755	94,480
Retained earnings at beginning of year	**469,107**	353,226	258,746
Excess distribution to minority interest	**(478)**	–	–
Cash dividends on Common Stock ($.46 per share in 2004 and 2003)	**(7,852)**	(7,874)	–
Retained earnings at end of year	**543,295**	469,107	353,226
Average number of shares outstanding – assuming dilution (000 omitted)	**18,199**	17,980	17,826
Earnings per share – basic	**4.56**	6.93	5.33
Earnings per share – diluted	**4.53**	6.88	5.30
Comprehensive earnings:			
Net earnings	**82,518**	123,755	94,480
Changes in other comprehensive earnings, net of taxes of ($663), $3,056 and $2,797	**(1,231)**	5,675	5,195
Comprehensive earnings	**81,287**	129,430	99,675

See notes to consolidated financial statements.

December 31	2004	2003
	($000 Omitted)	
Assets		
Cash and cash equivalents	**121,383**	114,202
Short-term investments	**181,195**	153,322
	302,578	267,524
Investments in debt and equity securities, at market:		
Statutory reserve funds	**401,814**	375,421
Other	**68,793**	59,035
	470,607	434,456
Receivables:		
Notes	**6,683**	6,155
Premiums from agencies	**42,618**	36,672
Income taxes	**3,022**	7,198
Other	**35,384**	35,260
Less allowance for uncollectible amounts	**(7,430)**	(6,260)
	80,277	79,025
Property and equipment, at cost:		
Land	**6,990**	5,785
Buildings	**15,162**	10,647
Furniture and equipment	**220,626**	192,648
Less accumulated depreciation and amortization	**(159,387)**	(134,906)
	83,391	74,174
Title plants, at cost	**52,679**	43,216
Real estate, at lower of cost or net realizable value	**1,743**	2,306
Investments in investees, on an equity basis	**19,814**	16,194
Goodwill	**124,636**	79,084
Intangible assets, net of amortization	**16,988**	3,783
Other assets	**40,640**	32,105
	1,193,353	1,031,867
Liabilities		
Notes payable, including $39,866 and $17,329 long-term portion	**49,930**	24,583
Accounts payable and accrued liabilities	**101,544**	82,147
Estimated title losses	**300,749**	268,089
Deferred income taxes	**29,335**	22,440
Minority interests	**14,482**	13,219
	496,040	410,478
Contingent liabilities and commitments		
Stockholders' equity		
Common – $1 par, authorized 30,000,000, issued and outstanding 17,396,209 and 17,301,687	**17,396**	17,302
Class B Common – $1 par, authorized 1,500,000, issued and outstanding 1,050,012	**1,050**	1,050
Additional paid-in capital	**125,689**	122,816
Retained earnings	**543,295**	469,107
Accumulated other comprehensive earnings:		
Unrealized investment gains	**9,749**	12,086
Foreign currency translation adjustments	**4,039**	2,933
Treasury stock – 325,669 Common shares, at cost	**(3,905)**	(3,905)
Total stockholders' equity	**697,313**	621,389
	1,193,353	1,031,867

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31	2004	2003	2002
		($000 Omitted)	
Cash provided by operating activities (Note)	**170,410**	190,063	162,553
Investing activities:			
Proceeds from investments matured and sold	**405,689**	264,318	163,737
Purchases of investments	**(470,777)**	(416,258)	(197,748)
Purchases of property and equipment, title plants and real estate – net	**(32,410)**	(37,236)	(30,165)
Increases in notes receivable	**(2,644)**	(1,329)	(3,198)
Collections on notes receivable	**2,432**	1,352	6,305
Cash paid for equity investees and related intangibles – net	**(3,791)**	(7,000)	–
Cash paid for acquisitions of subsidiaries – net (see below)	**(65,974)**	(15,952)	(12,502)
Cash used by investing activities	**(167,475)**	(212,105)	(73,571)
Financing activities:			
Cash dividends paid	**(7,852)**	(7,874)	–
Distributions to minority interests	**(12,474)**	(11,433)	(7,713)
Proceeds from exercise of stock options	**1,284**	3,878	467
Proceeds from notes payable	**34,440**	15,748	4,259
Payments on notes payable	**(13,020)**	(7,108)	(7,543)
Cash provided (used) by financing activities	**2,378**	(6,789)	(10,530)
Effects of changes in foreign currency exchange rates	**1,868**	3,877	(2)
Increase (decrease) in cash and cash equivalents	**7,181**	(24,954)	78,450
Cash and cash equivalents at beginning of period	**114,202**	139,156	60,706
Cash and cash equivalents at end of period	**121,383**	114,202	139,156
Note: Reconciliation of net earnings to the above amounts			
Net earnings	**82,518**	123,755	94,480
Add (deduct):			
Depreciation and amortization	**31,025**	25,240	21,383
Provisions for title losses in excess of payments	**32,433**	36,849	27,306
Increase in receivables – net	**(1,354)**	(9,848)	(19,429)
Increase (decrease) in payables and accrued liabilities – net	**15,954**	(3,317)	21,878
Minority interest expense	**13,518**	13,462	8,940
Net earnings from equity investees	**(6,776)**	(6,586)	(3,420)
Dividends received from equity investees	**6,002**	6,579	2,892
Provision for deferred income taxes	**7,391**	9,375	12,775
Other – net	**(10,301)**	(5,446)	(4,252)
Cash provided by operating activities	**170,410**	190,063	162,553
Supplemental information:			
Assets acquired (purchase method):			
Goodwill	**45,552**	13,655	11,739
Title plants	**7,048**	1,830	537
Property and equipment	**7,479**	1,115	3,565
Intangible assets	**11,291**	253	–
Other	**2,301**	4,032	1,015
Liabilities assumed	**(7,697)**	(4,933)	(6,574)
Treasury stock acquired	**–**	–	2,220
Cash paid for acquisitions of subsidiaries – net	**65,974**	15,952	12,502
Income taxes paid	**47,436**	81,267	27,540
Interest paid	**971**	618	730

See notes to consolidated financial statements.

NOTE 1

GENERAL. Stewart Information Services Corporation, through its subsidiaries (collectively, the Company), is primarily engaged in the title insurance business. The Company also provides real estate information services. The Company operates through a network of policy-issuing offices and agencies throughout the United States. Approximately 30 percent of consolidated title revenues are generated in California and Texas. The operations in the international markets in which the Company does business are immaterial to consolidated results.

A. MANAGEMENT'S RESPONSIBILITY. The accompanying financial statements were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP), including management's best judgments and estimates. Actual results could differ from estimates.

B. NEW SIGNIFICANT ACCOUNTING PRONOUNCEMENTS. The Company adopted the stock-based compensation disclosure requirements of SFAS No. 148. See Note 1S. The impact on the Company's consolidated financial position or results of operations for the change to the fair value method of accounting for stock-based compensation is expected to be immaterial.

We adopted the requirements of consolidation and disclosure of variable interest entities created or obtained after January 31, 2003 as required by FIN 46 and FIN 46(R); certain provisions were effective June 15, 2003 and March 15, 2004. Companies are required to consolidate a variable interest entity if the company is subject to a majority of the risk of loss from the variable interest entity's activities and/or is entitled to receive a majority of the entity's residual returns. We have added only one such entity, in 2004, and its effect on the Company's consolidated financial position or results of operations was immaterial.

The Company will adopt SFAS No. 123(R), "Share-Based Payment," during the third quarter of 2005, which will require the fair value of stock options to be recognized in the consolidated financial statements as compensation expense. The pro forma impact of stock option expensing, calculated as required by SFAS No. 123, is disclosed in Note1S. The effect on the Company's consolidated financial position or results of operations is expected to be immaterial.

C. RECLASSIFICATIONS. Certain prior year amounts in the consolidated financial statements have been reclassified for comparative purposes. Net earnings and stockholders' equity, as previously reported, were not affected.

D. CONSOLIDATION. The consolidated financial statements include all (1) subsidiaries in which the Company owns more than 50% voting rights in electing directors and (2) variable interest entities when required by FIN 46 and FIN 46(R). Unconsolidated investees, owned 20% through 50% and where the Company exercises significant influence, are accounted for by the equity method. All significant intercompany accounts and transactions are eliminated and provisions are made for minority interests.

E. STATUTORY ACCOUNTING. Stewart Title Guaranty Company (Guaranty) and other title insurance underwriters owned by the Company prepare financial statements in accordance with statutory accounting practices prescribed or permitted by regulatory authorities.

In conforming the statutory financial statements to GAAP, the statutory premium reserve and the reserve for reported title losses are eliminated and, in substitution, amounts are established for estimated title losses (see Note 1G). The net effect, after providing for deferred income taxes, is included in consolidated retained earnings.

F. REVENUE RECOGNITION. Operating revenues from direct title operations are considered earned at the time of the closing of the related real estate transaction. We recognize premium revenues on title insurance policies written by independent agencies when policies are reported to the Company. In addition, because of the time lag between the closing of an insured real estate transaction and the time the policy is reported to the underwriter, we also accrue for unreported policies (policies issued prior to period end, but not reported to the underwriter until after period end) where reasonable estimates can be made.

We believe that reasonable estimates can be made when recent and consistent policy issuance information is available. Our estimates are based on historical reporting patterns and other information obtained about the operations of our agencies, as well as current industry trends, including trends in our direct operations.

Revenues from real estate information services are considered earned at the time the service is performed or the work product is delivered to the customer.

G. TITLE LOSSES AND RELATED CLAIMS. Estimating future title loss payments is difficult because of the complex nature of title claims, the length of time over which claims are paid, the significantly varying dollar amounts of individual claims and other factors.

The Company's liability for estimated title losses comprises both known claims and claims expected to be reported in the future. The amount of the reserve represents the aggregate future payments, net of recoveries, that we expect to incur on policy and escrow losses and in costs to settle claims. Provisions are charged to income in the same year the related premium revenues are recognized. We base our estimates on reported claims, historical loss experience, title industry averages and the current legal and economic environment.

The Company's estimated liability for future loss payments is regularly reviewed by us for reasonableness and adjusted as appropriate. Third-party consulting actuaries also review the adequacy of the liability on an annual basis. In accordance with industry practice, the amounts have not been discounted to their present values.

H. CASH EQUIVALENTS. Cash equivalents are highly liquid investments with insignificant interest rate risks and maturities of three months or less at the time of acquisition.

I. SHORT-TERM INVESTMENTS. Short-term investments comprise time deposits with banks and savings and loan associations, federal government obligations, money market accounts and other investments maturing in less than one year.

J. INVESTMENTS. We have classified our investment portfolio as available-for-sale. Realized gains and losses on sales of investments are determined using the specific identification method. Net unrealized gains and losses on securities, net of applicable deferred taxes, are included in stockholders' equity. Any other-than-temporary declines in market values of securities are charged to earnings.

K. PROPERTY AND EQUIPMENT. Depreciation is computed principally using the straight-line method at the following rates: buildings – 30 to 40 years and furniture and equipment – 3 to 10 years. Maintenance and repairs are expensed as incurred while improvements are capitalized. Gains and losses are recognized at disposal.

L. TITLE PLANTS. Title plants include compilations of a county's official land records, prior examination files, copies of prior title policies, maps and related materials that are geographically indexed to a specific property. The costs of acquiring existing title plants and creating new ones, prior to the time such plants are placed in operation, are capitalized. Such costs are not amortized because there is no indication of any loss of value. The costs of maintaining and operating title plants are expensed as incurred. Gains and losses on sales of copies of title plants or interests in title plants are recognized at the time of sale.

M. GOODWILL. Goodwill is the excess of the purchase price over the fair value of net assets acquired. Goodwill is not amortized but is reviewed no less than annually and, if determined to be impaired, is expensed to current operations.

N. ACQUIRED INTANGIBLES. Acquired intangible assets are comprised mainly of non-compete and underwriting agreements and are amortized on a straight-line basis over the related estimated lives of the assets, which are primarily over 5 to 10 years.

O. OTHER LONG-LIVED ASSETS. The Company reviews the carrying values of title plants and other long-lived assets if certain events occur that may indicate impairment. An impairment of these long-lived assets is indicated when projected undiscounted cash flows over the estimated lives of the assets are less than carrying values. If impairment is determined by management, the recorded amounts are written down to fair values by calculating the discounted values of projected cash flows.

P. Fair values. The fair values of financial instruments, including cash and cash equivalents, short-term investments, notes receivable, notes payable and accounts payable, are determined by references to various market data and other valuation techniques, as appropriate. The fair values of these financial instruments approximate their carrying values. Investments in debt and equity securities are carried at their fair values (see Note 4).

Q. Derivatives and hedging. The Company does not invest in hedging or derivative instruments. Accordingly, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and the related standards have no impact on the consolidated financial statements.

R. Income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax bases and the book carrying values for certain assets and liabilities. Valuation allowances are provided as may be appropriate. Enacted tax rates are used in calculating amounts.

S. Stock option plans. The Company has two stock option plans. The Company accounts for the plans under the intrinsic value method. Accordingly, no stock-based employee compensation cost is reflected in net earnings, as all options granted under the plans had an exercise price equal to the market value of the underlying Common Stock on the date of grant. See Note 13.

The Company applies APB No. 25 and related Interpretations in accounting for its plans. Under SFAS No. 123, compensation cost would be recognized for the fair value of the employees' purchase rights, which is estimated using the Black-Scholes Model. The Company assumed a dividend yield of 0% to 1.4%, an expected life of ten years, an expected volatility of 33.8% to 38.0% and a risk-free interest rate of 4.0% to 4.8% for the three years ended December 31, 2004.

Had compensation cost for the Company's plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated as follows:

	2004	2003	2002
	($000 Omitted)		
Net earnings:			
As reported	**82,518**	123,755	94,480
Stock-based employee compensation determined under fair value method	**(1,164)**	(718)	(616)
Pro forma	**81,354**	123,037	93,864
Earnings per share:			
Net earnings – basic	**4.56**	6.93	5.33
Pro forma – basic	**4.50**	6.89	5.29
Net earnings – diluted	**4.53**	6.88	5.30
Pro forma – diluted	**4.47**	6.84	5.27

Note 2

Restrictions on cash and investments. Statutory reserve funds of $401,814,000 and $375,421,000 and short-term investments of $56,870,000 and $21,032,000 at December 31, 2004 and 2003, respectively, are maintained to comply with legal requirements for statutory premium reserves and state deposits. These funds are not available for any other purpose.

A substantial majority of consolidated investments and cash at each year end was held by the Company's title insurer subsidiaries. Generally, the types of investments a title insurer can make are subject to legal restrictions. Furthermore, the transfer of funds by a title insurer to its parent or subsidiary operations, as well as other related party transactions, are restricted by law and generally require the approval of state insurance authorities.

Note 3

Dividend restrictions. Substantially all of the consolidated retained earnings at each year end were represented by Guaranty, which owns directly or indirectly substantially all of the subsidiaries included in the consolidation.

Guaranty cannot pay a dividend in excess of certain limits without the approval of the Texas Insurance Commissioner. The maximum dividend which can be paid without such approval in 2005 is $83,581,000. Guaranty paid dividends of $21,615,000, $33,790,000 and $90,000 in 2004, 2003 and 2002, respectively.

Dividends from Guaranty are also voluntarily restricted primarily to maintain statutory surplus and liquidity at competitive levels. The ability of a title insurer to pay claims can significantly affect the decision of lenders and other customers when buying a policy from a particular insurer.

Surplus as regards policyholders for Guaranty was $417,906,000 and $374,796,000 at December 31, 2004 and 2003, respectively. Statutory net income for Guaranty was $26,609,000, $35,645,000 and $21,816,000 in 2004, 2003 and 2002, respectively.

NOTE 4

INVESTMENTS. The amortized costs and market values of debt and equity securities at December 31 follow:

	2004		2003	
	Amortized cost	**Market value**	Amortized cost	Market value
	($000 Omitted)			
Debt securities:				
Municipal	**191,758**	**196,883**	180,294	187,205
Corporate and utilities	**146,068**	**151,344**	137,829	145,273
U.S. Government	**29,041**	**28,905**	28,660	28,795
Foreign bonds	**68,488**	**69,978**	54,741	56,125
Mortgage-backed	**318**	**295**	720	723
Equity securities	**19,936**	**23,202**	13,619	16,335
	455,609	**470,607**	415,863	434,456

Gross unrealized gains and losses at December 31 were:

	2004		2003	
	Gains	**Losses**	Gains	Losses
	($000 Omitted)			
Debt securities:				
Municipal	**5,518**	**393**	7,167	256
Corporate and utilities	**5,682**	**406**	7,596	152
U.S. Government	**178**	**314**	358	223
Foreign bonds	**1,699**	**209**	1,498	114
Mortgage-backed	**1**	**24**	17	14
Equity securities	**3,457**	**191**	2,759	43
	16,535	**1,537**	19,395	802

Of the above total unrealized losses of $1,537,000 and $802,000, the amount in a loss position in excess of 12 months was $691,000 and $113,000 at December 31, 2004 and 2003, respectively, which was comprised primarily of municipal debt, U.S. Government bonds and corporate bonds at December 31, 2004, and municipal debt, foreign bonds and equity securities at December 31, 2003. The unrealized loss positions were caused by normal market fluctuations and represented 125 and 47 investments at December 31, 2004 and 2003, respectively. Because the Company has the intent and ability to hold these investments until maturity or a market price recovery, and no significant credit risk is deemed to exist, the investments are not considered other-than-temporarily impaired.

Debt securities at December 31, 2004 mature, according to their contractual terms, as follows (actual maturities may differ because of call or prepayment rights):

	Amortized cost	Market value
	($000 Omitted)	
In one year or less	25,448	25,568
After one year through five years	194,419	199,175
After five years through ten years	161,657	165,876
After ten years	53,831	56,491
Mortgage-backed securities	318	295
	435,673	447,405

The Company believes its investment portfolio is diversified and expects no material loss to result from the failure to perform by issuers of the debt securities it holds. Investments made by the Company are not collateralized. The mortgage-backed securities are insured by U.S. Government agencies.

NOTE 5

INVESTMENT INCOME. Income from investments and gross realized investment gains and losses for the three years follow:

	2004	2003	2002
		($000 Omitted)	
Income:			
Debt securities	**18,555**	17,802	17,484
Short-term investments, cash equivalents and other	**3,959**	1,998	3,210
	22,514	19,800	20,694
Realized gains and losses:			
Gains	**3,582**	5,239	7,966[1]
Losses	**(483)**	(2,929)	(4,934)
	3,099	2,310	3,032

[1] Includes gains on sales of real estate of $2,376,000.

The sales of debt securities resulted in proceeds of $55,259,000 in 2004, $131,707,000 in 2003 and $118,106,000 in 2002.

Expenses assignable to investment income were insignificant. There were no significant investments at December 31, 2004 that did not produce income during the year.

NOTE 6

INCOME TAXES. Deferred income taxes at December 31, 2004 and 2003 were as follows:

	2004	2003
	($000 Omitted)	
Deferred tax assets:		
Accruals not currently deductible	**3,843**	1,379
Litigation reserves not currently deductible	**2,052**	497
Net operating loss carryforwards	**224**	171
Allowance for uncollectible amounts	**1,365**	1,251
Investments in partnerships	**1,332**	1,498
Foreign tax credit carryforwards	**2,917**	1,490
Other	**2,001**	2,115
	13,734	8,401
Less valuation allowance	**(492)**	(1,292)
	13,242	7,109
Deferred tax liabilities:		
Tax over book title loss provisions	**(28,894)**	(20,552)
Unrealized gains on investments	**(5,250)**	(6,507)
Tax over book depreciation and amortization	**(4,350)**	(230)
Other	**(4,083)**	(2,260)
	(42,577)	(29,549)
Net deferred income taxes	**(29,335)**	(22,440)

The Company has $2,917,000 of foreign tax credit carryforwards that expire in 2014. The valuation allowance relates to certain foreign tax credit carryforwards and other deferred tax assets. Deferred tax expense was $7,391,000, $9,375,000 and $12,775,000 in 2004, 2003 and 2002, respectively. Management believes it is more likely than not that future earnings will be sufficient to permit the Company to realize its deferred tax assets.

The following reconciles federal income taxes computed at the statutory rate with income taxes as reported.

	2004	2003	2002
	($000 Omitted)		
Expected income taxes at 35%	**46,625**	69,826	53,851
State taxes – net	**2,708**	4,073	3,268
Foreign taxes – net of tax credits	**1,204**	864	1,761
Tax effect of permanent differences:			
Tax-exempt interest	**(2,205)**	(2,052)	(2,009)
Meals and entertainment	**2,098**	1,680	1,140
Net earnings from equity investees	**(2,372)**	(2,305)	(1,197)
Minority interests	**1,485**	2,003	1,201
Non-taxable income	**(2,158)**	(1,609)	(1,303)
Other – net	**3,311**	3,268	2,668
Income taxes	**50,696**	75,748	59,380
Effective income tax rate (%)	**38.1**	38.0	38.6

NOTE 7

GOODWILL AND ACQUIRED INTANGIBLES. The amount of goodwill for the title reporting unit was $114,719,000 (of $124,636,000) and $69,167,000 (of $79,084,000) at December 31, 2004 and 2003, respectively. The remaining goodwill was attributable to the REI segment's two reporting units.

During the three years ended December 31, 2004, goodwill was increased by acquisitions. In accordance with SFAS No. 142, amortization of goodwill was stopped effective January 1, 2002.

During 2003, $1,955,000 of goodwill attributed to a subsidiary held for sale was written off and is included in other operating expenses in the consolidated financial statements. There were no impairment write-offs of goodwill during the years ended December 31, 2004 and 2002.

Amortization expense for acquired intangibles was $2,103,000 for the year ended December 31, 2004. Accumulated amortization of intangibles was $2,657,000 at December 31, 2004. In each of the years 2005 through 2009, the estimated amortization expense will be less than $3,500,000.

NOTE 8

EQUITY INVESTEES. Certain summarized aggregate financial information for equity investees follows:

	2004	2003	2002
	($000 Omitted)		
For the year:			
Revenues	**82,445**	72,997	47,723
Net earnings	**17,391**	13,443	7,635
At December 31:			
Total assets	**22,661**	18,422	
Notes payable	**406**	2,597	
Stockholders' equity	**18,411**	12,429	

Net premium revenues earned from policies issued by equity investees were $12,254,000, $10,424,000 and $9,092,000 in 2004, 2003 and 2002, respectively.

The amount of earnings from equity investees was $6,776,000, $6,586,000 and $3,420,000 in 2004, 2003 and 2002, respectively. These amounts are included in title insurance – direct operations in the consolidated financial statements.

Goodwill related to equity investees was $15,834,000 and $12,258,000 at December 31, 2004 and 2003, respectively, and these goodwill balances are included in investments in investees in the consolidated financial statements. Equity investments will continue to be reviewed for impairment. See Note 1M.

NOTE 9

NOTES PAYABLE.

	2004	2003
	($000 Omitted)	
Banks – primarily unsecured and at LIBOR[1] plus .75%, varying payments	**47,501**	21,479
Other than banks	**2,429**	3,104
	49,930	24,583

[1] 2.42% and 1.12% at December 31, 2004 and 2003, respectively.

Principal payments on the notes are due $10,064,000 in 2005, $5,394,000 in 2006, $4,760,000 in 2007, $4,950,000 in 2008, $4,221,000 in 2009 and $20,541,000 subsequent to 2009.

NOTE 10

ESTIMATED TITLE LOSSES. Provisions accrued, payments made and liability balances for the three years follow:

	2004	2003	2002
	($000 Omitted)		
Balances at January 1	**268,089**	230,058	202,544
Provisions	**100,841**	94,827	75,920
Payments	**(68,408)**	(57,978)	(48,441)
Reserve balances acquired	**227**	1,182	35
Balances at December 31	**300,749**	268,089	230,058

Provisions include amounts related to the current year of approximately $100,611,000, $94,578,000 and $75,626,000 for 2004, 2003 and 2002, respectively. Payments related to the current year, including escrow and other loss payments, were approximately $18,220,000, $16,484,000 and $10,688,000 in 2004, 2003 and 2002, respectively.

NOTE 11

COMMON STOCK AND CLASS B COMMON STOCK. Holders of Common and Class B Common Stock have the same rights, except no cash dividends may be paid on Class B Common Stock. The two classes of stock vote separately when electing directors and on any amendment to the Company's certificate of incorporation that affects the two classes unequally.

A provision of the by-laws requires an affirmative vote of at least two-thirds of the directors to elect officers or to approve any proposal that may come before the directors. This provision cannot be changed without a majority vote of each class of stock.

Holders of Class B Common Stock may, with no cumulative voting rights, elect four directors if 1,050,000 or more shares of Class B Common Stock are outstanding; three directors if between 600,000 and 1,050,000 shares are outstanding; and none if less than 600,000 shares of Class B Common Stock are outstanding. Holders of Common Stock, with cumulative voting rights, elect the balance of the nine directors.

Class B Common Stock may, at any time, be converted by its stockholders into Common Stock on a share-for-share basis, but all of the holders of Class B Common Stock have agreed among themselves not to convert their stock. The agreement may be extended or terminated by them at any time. Such conversion is mandatory on any transfer to a person not a lineal descendant (or spouse, trustee, etc. of such descendant) of William H. Stewart.

At December 31, 2004 and 2003, there were 145,820 shares of Common Stock held by a subsidiary of the Company. These shares are considered retired but may be issued from time to time in lieu of new shares.

NOTE 12

CHANGES IN STOCKHOLDERS' EQUITY.

	Common and Class B Common Stock	Additional paid-in capital	Accumulated other comprehensive earnings	Treasury stock
	($000 Omitted)			
Balances at December 31, 2001	17,918	115,239	4,149	(1,512)
Stock bonuses and other	44	747	–	–
Exercise of stock options	95	372	–	–
Tax benefit of stock options exercised	–	512	–	–
Unrealized investment gains	–	–	7,205	–
Realized gain reclassification	–	–	(2,009)	–
Foreign currency translation	–	–	(1)	–
Common Stock repurchased	–	–	–	(2,220)
Common Stock forfeited	–	–	–	(173)
Balances at December 31, 2002	18,057	116,870	9,344	(3,905)
Stock bonuses and other	43	1,053	–	–
Exercise of stock options	252	3,626	–	–
Tax benefit of stock options exercised	–	1,267	–	–
Unrealized investment gains	–	–	3,446	–
Realized gain reclassification	–	–	(399)	–
Foreign currency translation	–	–	2,628	–
Balances at December 31, 2003	18,352	122,816	15,019	(3,905)
Stock bonuses and other	31	1,170	–	–
Exercise of stock options	63	1,221	–	–
Tax benefit of stock options exercised	–	482	–	–
Unrealized investment gains	–	–	(2,297)	–
Realized gain reclassification	–	–	(40)	–
Foreign currency translation	–	–	1,106	–
Balances at December 31, 2004	**18,446**	**125,689**	**13,788**	**(3,905)**

NOTE 13

STOCK OPTIONS. A summary of the status of the Company's stock option plans for the three years follows:

	Shares	Exercise prices [1]
		($)
December 31, 2001	516,200	13.79
Granted	86,100	19.02
Exercised	(94,800)	4.98
Forfeited	(2,800)	20.22
December 31, 2002	504,700	16.31
Granted	89,700	23.16
Exercised	(251,422)	15.42
December 31, 2003	342,978	18.75
Granted	92,100	42.97
Exercised	(62,600)	20.50
December 31, 2004	372,478	24.44

[1] Weighted averages

At December 31, 2004, 2003 and 2002 there were 372,478, 342,978 and 504,700 options, respectively, exercisable. The weighted average fair values of options granted during the years 2004, 2003 and 2002 were $19.44, $12.31 and $11.01, respectively.

The following summarizes information about fixed stock options outstanding and exercisable at December 31, 2004:

	Range of exercise prices ($)		
	9.75 to 20.22	21.87 to 47.10	Total
Shares	219,078	153,400	372,478
Remaining contractual life – years [1]	5.1	8.7	6.6
Exercise prices ($) [1]	17.27	34.68	24.44

[1] Weighted averages

NOTE 14

EARNINGS PER SHARE. The Company's basic earnings per share was calculated by dividing net earnings by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the reporting period.

To calculate diluted earnings per share, the number of shares determined above was increased by assuming the issuance of all dilutive shares during the same reporting period. The treasury stock method was used to calculate the additional number of shares. The only potentially dilutive effect on earnings per share for the Company is related to its stock option plans.

In calculating the effect of the options and determining diluted earnings per share, the average number of shares used in calculating basic earnings per share was increased by 102,000 in 2004, 118,000 in 2003 and 90,000 in 2002. Stock option grants in 2004, 2003 and 2002 to purchase 66,500 shares, 0 shares and 89,500 shares, respectively, were excluded from the computation of diluted earnings per share as these options were considered anti-dilutive.

NOTE 15

REINSURANCE. As is the industry practice, on certain transactions the Company cedes risks to other title insurance underwriters and reinsurers. However, the Company remains liable if the reinsurer should fail to meet its obligations. The Company also assumes risks from other underwriters. Payments and recoveries on reinsured losses were insignificant during the three years ended December 31, 2004. The total amount of premiums for assumed and ceded risks was less than one percent of title revenues in each of the last three years.

NOTE 16

LEASES. The Company's expense for leased office space was $52,697,000 in 2004, $46,511,000 in 2003 and $40,663,000 in 2002. These are noncancelable, operating leases expiring over the next 12 years. The future minimum lease payments are summarized as follows (stated in thousands of dollars):

2005	45,258
2006	36,984
2007	29,502
2008	23,131
2009	15,868
2010 and after	55,975
	206,718

NOTE 17

CONTINGENT LIABILITIES AND COMMITMENTS. The Company is contingently liable for disbursements of escrow funds held by agencies in certain cases where specific insured closing guarantees have been issued.

The Company routinely holds funds in segregated escrow accounts pending the closing of real estate transactions. This resulted in a contingent liability to the Company of approximately $1,289,017,000 at December 31, 2004.

The Company is a qualified intermediary in tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. The Company holds the proceeds from these transactions until a qualifying exchange can occur. This resulted in a contingent liability to the Company of approximately $789,150,000 at December 31, 2004.

As is industry practice, these escrow and Section 1031 accounts are not included in the consolidated balance sheets.

At December 31, 2004 the Company was contingently liable for guarantees of indebtedness owed primarily to banks and others by certain third parties. The guarantees relate primarily to business expansion and generally expire no later than 2014. The maximum potential future payments on the guarantees amounted to $13,265,000. Management believes that the related underlying assets and the collateral available, primarily title plants and corporate stock, would enable the Company to recover the amounts paid under the guarantees. The Company believes no provision for losses is needed because no loss is expected on these guarantees. The Company's accrued liability related to the non-contingent value of third-party guarantees was $397,000 at December 31, 2004.

In the ordinary course of business the Company guarantees the third-party indebtedness of its consolidated subsidiaries. At December 31, 2004 the maximum potential future payments on the guarantees is not more than the notes payable recorded in the consolidated balance sheets. The Company also has unused letters of credit amounting to $2,785,000 related to workers' compensation policies.

In the normal conduct of its business, the Company is subject to lawsuits, regulatory investigations and other legal proceedings that may involve substantial amounts. Such matters are not predictable with complete assurance. The Company believes the probable resolution of such contingencies will not materially affect the consolidated financial condition of the Company.

NOTE 18

VARIABLE INTEREST ENTITIES. The Company, in the ordinary course of business, enters into joint ventures and partnerships related to its title operations. These entities are immaterial to the Company's consolidated financial position or results of operations individually and in the aggregate. At December 31, 2004, the Company had no material exposure to loss associated with variable interest entities to which it is a party.

NOTE 19

SEGMENT INFORMATION. The Company's two reportable segments are title and real estate information (REI). Both segments serve each other and the real estate and mortgage industries.

The title segment provides services needed in transferring the title in a real estate transaction. These services include searching, examining and closing the title to real property and insuring the condition of the title.

The REI segment primarily provides services related to real estate transactions using electronic delivery. These services include title reports, flood certificates, credit reports, property appraisals, document preparation, property information reports and background checks. This segment also provides post-closing services to lenders. In addition, the REI segment provides services related to Section 1031 tax-deferred property exchanges, mapping, and construction and maintenance of title plants for county clerks, tax assessors and title agencies.

Under the Company's internal reporting system, most general corporate expenses are incurred by and charged to the title segment. Technology operating costs are also charged to the title segment, except for direct expenditures related to the REI segment. All investment income is included in the title segment as it is generated primarily from the investments of the title underwriter operations.

	Title	REI	Total
	($000 Omitted)		
2004:			
Revenues	**2,113,952**	**68,907**	**2,182,859**
Intersegment revenues	**1,449**	**3,460**	**4,909**
Depreciation and amortization	**27,061**	**3,964**	**31,025**
Pretax earnings	**130,024**	**3,190**	**133,214**
Identifiable assets	**1,151,563**	**41,790**	**1,193,353**
2003:			
Revenues	2,160,364	78,666	2,239,030
Intersegment revenues	1,843	3,752	5,595
Depreciation and amortization	21,535	3,705	25,240
Pretax earnings	187,435	12,068	199,503
Identifiable assets	988,384	43,483	1,031,867
2002:			
Revenues	1,706,733	71,119	1,777,852
Intersegment revenues	2,063	1,398	3,461
Depreciation and amortization	18,545	2,838	21,383
Pretax earnings	145,059	8,801	153,860

NOTE 20

QUARTERLY FINANCIAL INFORMATION (UNAUDITED).

	Mar 31	June 30	Sept 30	Dec 31
	($000 Omitted, except per share)			
Revenues:				
2004	**464,892**	**565,456**	**529,663**	**622,848**
2003	440,924	558,075	629,388	610,643
Net earnings:				
2004	**11,140**	**29,961**	**21,138**	**20,279**[1]
2003	19,875	41,030	42,068	20,782[1]
Earnings per share - diluted:				
2004	**0.61**	**1.65**	**1.16**	**1.11**
2003	1.11	2.29	2.34	1.15

[1] The fourth quarters of 2004 and 2003 include expenses of $4.4 million and $2.4 million, respectively, related to litigation, which reduced net earnings by $2.9 million and $1.6 million, respectively. The fourth quarter of 2003 also includes $1.1 million related to a loss on an REI mapping/automation project that reduced 2003 net earnings by $0.7 million.

Computations of per share amounts for quarters are made independently. Therefore, the sum of per share amounts above may not agree with per share amounts for the year as a whole.

Stewart Title Guaranty Company
Stewart Title Insurance Company

Principal Underwriters of Stewart Information Services Corporation

Unconsolidated Statutory Balance Sheets (Unaudited)

From statutory Annual Statements as filed

December 31, 2004	Stewart Title Guaranty Company	Stewart Title Insurance Company
	($000 Omitted)	
Admitted assets		
Bonds	367,060	48,550
Stocks – investments in affiliates	365,219	–
Stocks – other	23,201	–
Cash and short-term investments	91,839	3,769
Title plants	3,734	1,604
Title insurance premiums and fees receivable	31,722	1,384
Other	17,223	1,638
	899,998	56,945
Liabilities, surplus and other funds		
Reserve for title losses	49,533	9,181
Statutory premium reserve	381,623	18,691
Other	50,936	10,545
	482,092	38,417
Surplus as regards policyholders (Note)	417,906	18,528
	899,998	56,945

Consolidated stockholder's equity (unaudited), based on U.S. generally accepted accounting principles (GAAP), for Stewart Title Guaranty Company at December 31, 2004 (000 omitted) $609,545

Note: The amount shown above for stockholder's equity exceeds policyholders surplus primarily because under GAAP the statutory premium reserve and reserve for reported title losses are eliminated and estimated title loss reserves are substituted, net of applicable deferred income taxes.

Stewart Title Guaranty Company
Statutory Policyholders Surplus Growth

(In $ millions)

30 consecutive years of statutory policyholders surplus growth – unmatched in the title industry.



450
375
300
225
150
75
0
6 7 8 10 12 12 12 14 17 21 24 44 45 61 62 63 65 87 114 120 126 134 145 184 194 195 243 309 375 418
'75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04

CORPORATE INFORMATION

Directors

Robert L. Clarke
Senior Partner
Bracewell & Patterson L.L.P.

Max Crisp
Executive Vice President and
Chief Financial Officer;
Secretary-Treasurer

Nita Hanks
Senior Vice President-Employee Services
Stewart Title Guaranty Company

Paul Hobby
Managing Partner
Genesis Park, L.P.

Dr. E. Douglas Hodo
President
Houston Baptist University

Laurie C. Moore
President
The Institute for Luxury Home Marketing

Malcolm S. Morris
Chairman of the Board

Stewart Morris, Jr.
President

Dr. W. Arthur Porter
Dean, College of Engineering
University of Oklahoma

Advisory Directors

C. M. Hudspeth
Of counsel
DeLange, Hudspeth, McConnell & Tibbets, LLP
Attorneys at Law

Carloss Morris
Chairman of the Executive Committee
Stewart Title Guaranty Company

Stewart Morris
Chairman of the Executive Committee
Stewart Title Company

Officers

Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer

Stewart Morris, Jr.
President and
Co-Chief Executive Officer

Max Crisp
Executive Vice President and
Chief Financial Officer;
Secretary-Treasurer

Matthew W. Morris
Senior Vice President

Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
1-888-393-5066
www.melloninvestor.com

Auditors

KPMG LLP
700 Louisiana
Houston, Texas 77002

Investor Contact

Investor Relations Department
Ted C. Jones, Ph.D.
800-729-1900
www.stewart.com

Additional copies of this annual report and copies of the Form 10-K filed with the Securities and Exchange Commission are available without charge, upon written request.

Credits

Design and production
Pegasus Design, Inc.
www.pegasusdesign.com

Writing
J Yeoman

stewart® 
SANCTITY OF CONTRACT

1980 Post Oak Boulevard
Houston, Texas 77056
www.stewart.com